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Exhibit 99.1

SUPPLEMENTAL INFORMATION RELATING TO ALIBABA GROUP

SINGLES DAY 2017

       On November 11, 2017, our China and international retail marketplaces generated GMV of RMB168.2 billion (US$25.3 billion) settled through Alipay within a 24-hour period, reflecting the strength of our infrastructure and the scale of the entire Alibaba ecosystem.

CERTAIN FINANCIAL AND OPERATING DATA

       Set forth below are consolidated statements of operations data for the years ended March 31, 2015, 2016 and 2017, and the six months ended September 30, 2016 and 2017, and certain consolidated balance sheet data as of March 31, 2016 and 2017, and as of September 30, 2017. The consolidated statements of operations data for the years ended March 31, 2015, 2016 and 2017, and the consolidated balance sheet data as of March 31, 2016 and 2017 have been derived from our revised audited consolidated financial statements for the fiscal year ended March 31, 2017, included as Exhibit 99.1 of our report on Form 6-K furnished to the SEC on November 24, 2017. Our financial statements have been prepared in accordance with U.S. GAAP. The consolidated statements of operations data for the six months ended September 30, 2016 and 2017 and the consolidated balance sheet data as of September 30, 2017 have been derived from our unaudited interim condensed consolidated financial statements, included as Exhibit 99.2 of our report on Form 6-K furnished to the SEC on November 24, 2017. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and include all normal recurring adjustments that we consider necessary for a fair statement of our financial position and operating results for the periods presented.

       The following consolidated financial data for the periods and as of the dates indicated are qualified by reference to and should be read in conjunction with our consolidated financial statements and related notes, "Item 5. Operating and Financial Review and Prospects" in our Form 20-F for the fiscal year ended March 31, 2017, our unaudited interim condensed consolidated financial statements included as Exhibit 99.2 of our report on Form 6-K furnished to the SEC on November 24, 2017 and the related disclosures contained herein and therein.

       Our historical results for any prior period do not necessarily indicate our results to be expected for any future period.

Consolidated Statements of Operations Data:

	Year ended March 31,				Six months ended September 30,
	2015	2016	2017		2016	2017
	RMB	RMB	RMB	US$(1)	RMB	RMB	US$(1)
	(in millions, except per share data)
Revenue
Core commerce	69,536	92,335	133,880	19,450	55,734	89,489	13,450
Cloud computing	1,271	3,019	6,663	968	2,736	5,406	813
Digital media and entertainment	2,191	3,972	14,733	2,141	6,743	8,879	1,335
Innovation initiatives and others	3,206	1,817	2,997	435	1,233	1,532	230

Total	76,204	101,143	158,273	22,994	66,446	105,306	15,828
Cost of revenue	(23,834)	(34,355)	(59,483)	(8,642)	(24,867)	(39,462)	(5,931)
Product development expenses	(10,658)	(13,788)	(17,060)	(2,479)	(8,122)	(9,779)	(1,470)
Sales and marketing expenses	(8,513)	(11,307)	(16,314)	(2,370)	(7,492)	(11,116)	(1,671)
General and administrative expenses	(7,800)	(9,205)	(12,239)	(1,778)	(5,558)	(7,118)	(1,070)
Amortization of intangible assets	(2,089)	(2,931)	(5,122)	(744)	(2,548)	(3,734)	(561)
Impairment of goodwill	(175)	(455)	—	—	—	—	—

Income from operations	23,135	29,102	48,055	6,981	17,859	34,097	5,125
Interest and investment income, net	9,455	52,254	8,559	1,244	1,169	4,907	738
Interest expense	(2,750)	(1,946)	(2,671)	(388)	(1,294)	(1,547)	(233)
Other income, net	2,486	2,058	6,086	884	2,631	3,624	545

Income before income tax and share of results of equity investees	32,326	81,468	60,029	8,721	20,365	41,081	6,175
Income tax expenses	(6,416)	(8,449)	(13,776)	(2,002)	(4,113)	(7,372)	(1,108)
Share of results of equity investees	(1,590)	(1,730)	(5,027)	(730)	(2,035)	(2,270)	(342)

Net income	24,320	71,289	41,226	5,989	14,217	31,439	4,725
Net (income) loss attributable to noncontrolling interests	(59)	171	2,449	356	956	912	137

Net income attributable to Alibaba Group Holding Limited	24,261	71,460	43,675	6,345	15,173	32,351	4,862
Accretion of convertible preference shares(2)	(15)	—	—	—	—	—	—
Dividends accrued on convertible preference shares(2)	(97)	—	—	—	—	—	—

Net income attributable to ordinary shareholders	24,149	71,460	43,675	6,345	15,173	32,351	4,862

Earnings per share/ADS attributable to ordinary shareholders:
Basic	10.33	29.07	17.52	2.55	6.13	12.70	1.91
Diluted	9.70	27.89	16.97	2.47	5.91	12.43	1.87
Weighted average number of shares used in computing earnings per share:
Basic	2,337	2,458	2,493		2,476	2,547
Diluted	2,500	2,562	2,573		2,568	2,603

	Year ended March 31,				Six months ended September 30,
	2015	2016	2017		2016	2017
	RMB	RMB	RMB	US$(1)	RMB	RMB	US$(1)
	(in millions, except per share data)
Supplemental information:(3)
Adjusted EBITDA	40,753	52,340	74,456	10,817	30,838	50,155	7,538
Adjusted EBITA	38,427	48,570	69,172	10,049	28,352	46,536	6,994
Non-GAAP net income	34,876	42,791	57,871	8,408	24,940	42,108	6,329
Non-GAAP diluted EPS	13.93	16.77	23.44	3.41	10.08	16.52	2.48
Free cash flow	48,121	51,279	68,790	9,994	26,688	44,654	6,712

(1)
Unless otherwise stated and previously reported, all translations of RMB amounts into US$ as of and for any period ended on March 31, 2017 were made at a rate of RMB6.8832 to US$1.00, the exchange rate on March 31, 2017 set forth in the H.10 statistical release of the Federal Reserve Board. All other translations of RMB amounts into US$ were made at a rate of RMB6.6533 to US$1.00, the exchange rate on September 29, 2017 as set forth in the H.10 statistical release of the Federal Reserve Board.
(2)
Upon the completion of our initial public offering in September 2014, all of our then outstanding convertible preference shares were converted into ordinary shares.
(3)
See "Non-GAAP Measures" below.

Non-GAAP Measures

       We use adjusted EBITDA (including adjusted EBITDA margin), adjusted EBITA (including adjusted EBITA margin), non-GAAP net income, non-GAAP diluted EPS and free cash flow, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

       We believe that adjusted EBITDA, adjusted EBITA, non-GAAP net income and non-GAAP diluted EPS help identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income from operations, net income and diluted EPS. We believe that adjusted EBITDA, adjusted EBITA, non-GAAP net income and non-GAAP diluted EPS provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

       We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic corporate transactions, including investing in our new business initiatives, making strategic investments and acquisitions and strengthening our balance sheet.

       Adjusted EBITDA, adjusted EBITA, non-GAAP net income, non-GAAP diluted EPS and free cash flow should not be considered in isolation or construed as an alternative to income from operations, net income, diluted EPS, cash flows or any other measure of performance or as an indicator of our operating performance. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

       Adjusted EBITDA represents net income before (i) interest and investment income, net, interest expense, other income, net, income tax expenses and share of results of equity investees, and (ii) certain non-cash expenses, consisting of share-based compensation expense, amortization, depreciation and impairment of goodwill, which we do not believe are reflective of our core operating performance during the periods presented.

       Adjusted EBITA represents net income before (i) interest and investment income, net, interest expense, other income, net, income tax expenses and share of results of equity investees, and (ii) certain non-cash expenses, consisting of share-based compensation expenses, amortization and impairment of goodwill, which we do not believe are reflective of our core operating performance during the periods presented.

       Non-GAAP net income represents net income before share-based compensation expense, amortization, impairment of goodwill and investments, gain on deemed disposals/disposals/revaluation of investments, amortization of restructuring reserve, the expenses relating to the sale of shares by existing shareholders in our initial public offering, immediate recognition of unamortized professional fees and upfront fees upon early repayment/termination of bank borrowings and others, as adjusted for the tax effects on non-GAAP adjustments.

       Non-GAAP diluted EPS represents non-GAAP net income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis, including accounting for the effects of the assumed conversion of convertible preference shares.

       Free cash flow represents net cash provided by operating activities as presented in our consolidated cash flow statement less purchases of property and equipment and intangible assets (excluding acquisition of land use rights and construction in progress), and adjusted for changes in loan receivables relating to micro loans of our SME loan business (which we transferred to Ant Financial Services in February 2015) and others. We present the adjustment for changes in loan receivables because such receivables are reflected under cash flow from operating activities, whereas the secured borrowings and other bank borrowings used to finance them are reflected under cash flows from financing activities, and accordingly, the adjustment is made to show cash flows from operating activities net of the effect of changes in loan receivables.

       The following table sets forth a reconciliation of our net income to adjusted EBITA and adjusted EBITDA for the periods indicated:

	Year ended March 31,				Six months ended September 30,
	2015	2016	2017		2016	2017
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in millions)
Net income	24,320	71,289	41,226	5,989	14,217	31,439	4,725
Less: Interest and investment income, net	(9,455)	(52,254)	(8,559)	(1,244)	(1,169)	(4,907)	(738)
Add: Interest expense	2,750	1,946	2,671	388	1,294	1,547	233
Less: Other income, net	(2,486)	(2,058)	(6,086)	(884)	(2,631)	(3,624)	(545)
Add: Income tax expenses	6,416	8,449	13,776	2,002	4,113	7,372	1,108
Add: Share of results of equity investees	1,590	1,730	5,027	730	2,035	2,270	342

Income from operations	23,135	29,102	48,055	6,981	17,859	34,097	5,125
Add: Share-based compensation expense	13,028	16,082	15,995	2,324	7,945	8,705	1,308
Add: Amortization of intangible assets	2,089	2,931	5,122	744	2,548	3,734	561
Add: Impairment of goodwill	175	455	—	—	—	—	—

Adjusted EBITA	38,427	48,570	69,172	10,049	28,352	46,536	6,994
Add: Depreciation and amortization of property and equipment and land use rights	2,326	3,770	5,284	768	2,486	3,619	544

Adjusted EBITDA	40,753	52,340	74,456	10,817	30,838	50,155	7,538

       The following table sets forth a reconciliation of our net income to non-GAAP net income for the periods indicated:

	Year ended March 31,				Six months ended September 30,
	2015	2016	2017		2016	2017
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in millions)
Net income	24,320	71,289	41,226	5,989	14,217	31,439	4,725
Add: Share-based compensation expense	13,028	16,082	15,995	2,324	7,945	8,705	1,308
Add: Amortization of intangible assets	2,089	2,931	5,122	744	2,548	3,734	561
Add: Impairment of goodwill and investments	1,032	2,319	2,542	369	933	1,341	202
Less: Gain on deemed disposals/disposals/revaluation of investments and others	(6,715)	(50,435)	(7,346)	(1,066)	(582)	(3,386)	(509)
Add: Amortization of restructuring reserve	166	264	264	38	132	133	20
Add: Expenses relating to the sale of shares by existing shareholders at initial public offering	231	—	—	—	—	—	—
Add: Immediate recognition of unamortized professional fees and upfront fees upon early repayment/termination of bank borrowings	830	—	—	—	—	92	14
Adjusted for tax effects on non-GAAP adjustments(1)	(105)	341	68	10	(253)	50	8

Non-GAAP net income	34,876	42,791	57,871	8,408	24,940	42,108	6,329

(1)
Tax effects on non-GAAP adjustments are comprised of tax provisions on the amortization of intangible assets and certain gains on disposal of investments, as well as tax benefits from share-based awards.

       The following table sets forth a reconciliation of our diluted EPS to non-GAAP diluted EPS for the periods indicated:

	Year ended March 31,				Six months ended September 30,
	2015	2016	2017		2016	2017
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except per share data)
Net income attributable to ordinary shareholders	24,149	71,460	43,675	6,345	15,173	32,351	4,862
Add: Reversal of accretion upon assumed conversion of convertible preference shares	15	—	—	—	—	—	—
Add: Dividend eliminated upon assumed conversion of convertible preference shares	97	—	—	—	—	—	—
Less: Dilution effect on earnings arising from share-based awards operated by a subsidiary and equity investees	—	—	(11)	(2)	(3)	(6)	(1)

Net income attributable to ordinary shareholders for computing diluted EPS	24,261	71,460	43,664	6,343	15,170	32,345	4,861
Add: Non-GAAP adjustments to net income(1)	10,556	(28,498)	16,645	2,419	10,723	10,669	1,604

Non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted EPS	34,817	42,962	60,309	8,762	25,893	43,014	6,465

Weighted average number of shares on a diluted basis	2,500	2,562	2,573		2,568	2,603
Diluted EPS(2)	9.70	27.89	16.97	2.47	5.91	12.43	1.87
Add: Non-GAAP adjustments to net income per share(3)	4.23	(11.12)	6.47	0.94	4.17	4.09	0.61

Non-GAAP diluted EPS(4)	13.93	16.77	23.44	3.41	10.08	16.52	2.48

(1)
See the table above regarding the reconciliation of net income to non-GAAP net income for more information of these non-GAAP adjustments.
(2)
Diluted EPS is derived from net income attributable to ordinary shareholders for computing diluted EPS divided by weighted average number of shares on a diluted basis.
(3)
Non-GAAP adjustments to net income per share is derived from non-GAAP adjustments to net income divided by weighted average number of shares on a diluted basis.
(4)
Non-GAAP diluted EPS is derived from non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted EPS divided by weighted average number of shares on a diluted basis.

       The following table sets forth a reconciliation of net cash provided by operating activities to free cash flow for the periods indicated:

	Year ended March 31,				Six months ended September 30,
	2015	2016	2017		2016	2017
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in millions)
Net cash provided by operating activities	41,217	56,836	80,326	11,670	32,164	55,818	8,390
Less: Purchase of property and equipment and intangible assets (excluding land use rights and construction in progress)	(4,770)	(5,438)	(12,220)	(1,775)	(6,142)	(11,164)	(1,678)
Add: Changes in loan receivables, net and others	11,674	(119)	684	99	666	—	—

Free cash flow	48,121	51,279	68,790	9,994	26,688	44,654	6,712

Consolidated Balance Sheet Data:

	As of March 31,			As of September 30,
	2016	2017		2017
	RMB	RMB	US$	RMB	US$
	(in millions)
Cash and cash equivalents and short-term investments	111,518	146,747	21,319	159,855	24,027
Investment securities and investment in equity investees(1)	125,031	155,874	22,645	165,054	24,808
Property and equipment, net	13,629	20,206	2,936	49,587	7,453
Goodwill and intangible assets, net	87,015	139,528	20,271	144,738	21,755
Total assets	364,245	506,812	73,630	578,824	86,998
Current bank borrowings	4,304	5,948	864	7,696	1,157
Non-current bank borrowings	1,871	30,959	4,498	30,971	4,655
Unsecured senior notes(2)	51,391	54,825	7,965	53,067	7,976
Total liabilities	114,356	182,691	26,542	210,825	31,687
Total shareholders' equity	216,987	278,799	40,504	322,172	48,423
Total equity	249,539	321,129	46,654	367,101	55,176

(1)
Includes both current and non-current investment securities and investment in equity investees.
(2)
Includes both current and non-current portion of unsecured senior notes.

Operating Data

Annual active consumers

       The table below sets forth the number of annual active consumers on our China retail marketplaces for the periods indicated:

	Twelve months ended
	Dec 31, 2015	Mar 31, 2016	Jun 30, 2016	Sep 30, 2016	Dec 31, 2016	Mar 31, 2017	Jun 30, 2017	Sep 30, 2017
	(in millions)
Annual active consumers	407	423	434	439	443	454	466	488

Mobile

       The table below sets forth the mobile MAUs on our China retail marketplaces for the periods indicated:

	The month ended
	Dec 31, 2015	Mar 31, 2016	Jun 30, 2016	Sep 30, 2016	Dec 31, 2016	Mar 31, 2017	Jun 30, 2017	Sep 30, 2017
	(in millions)
Mobile MAUs	393	410	427	450	493	507	529	549

 RECENT INVESTMENT, ACQUISITION AND STRATEGIC ALLIANCE ACTIVITIES

       Our significant recent strategic investments and acquisitions (including those that were under definitive agreement but have not closed) during the six months ended September 30, 2017 and the period through the date hereof are set forth below. For those investments and acquisitions described below that have not yet closed, there can be no assurance that the closing conditions will be satisfied in a timely manner or at all.

Core Commerce and New Retail

       Beijing Shiji Information Technology Co., Ltd., or Shiji Information, a company that is listed on the Shenzhen Stock Exchange and is primarily engaged in the development and sale of hotel information management system software, system integration and technical services. In October 2017, we entered into a framework agreement with Shiji Information, pursuant to which Shiji Information will inject certain businesses and investments which are engaged in the provision of retail information system solutions into a subsidiary of Shiji Information. We will acquire up to an approximately 38% equity interest in such subsidiary for a total consideration of up to US$500 million. This transaction is subject to a number of conditions, including the satisfactory completion of due diligence, entry into definitive agreements and approval by the shareholders of Shiji Information and certain regulatory authorities in China.

       Sun Art Retail Group Limited, or Sun Art, a leading hypermarket operator in China that is listed on the Hong Kong Stock Exchange. In November 2017, we entered into share purchase agreements to acquire existing ordinary shares of Sun Art and existing ordinary shares of A-RT Retail Holdings Limited, a limited liability company incorporated in Hong Kong that holds an approximately 51% equity interest in Sun Art, for an aggregate consideration of HK$22.4 billion (US$2.9 billion) representing an approximately 36% effective equity interest in Sun Art. The completion of this transaction is subject to a number of customary closing conditions. In addition, upon the completion of this transaction, we will be required under Hong Kong regulations to make a mandatory general offer to all public shareholders of Sun Art. We plan to partner with Sun Art to roll out our New Retail business model on a national scale.

Local Services

       Rajax Holding, or Ele.me ( ), a company that operates one of the largest mobile food ordering and delivery services platforms in China, covering over 2,200 districts and counties in China as of September 30, 2017. In April and August 2017, we and Ant Financial Services invested a total of US$1,200 million in the preferred shares of Ele.me, of which our investment totalled US$864 million. As of the date hereof, our effective equity interest in Ele.me was approximately 27% on a fully-diluted basis. Ele.me complements our investment in Koubei in local services, focusing on food ordering and delivery characterized by high-frequency usage and last-mile logistics within a city.

Logistics

       Cainiao Smart Logistics Network Limited, or Cainiao Network, a company that operates a logistics data platform that leverages the capacity and capabilities of logistics partners to fulfill transactions between merchants and consumers at a large scale. It also uses data insights and technology to improve efficiency across the logistics value chain. In October 2017, as a further step to implement our New Retail strategy, we completed a subscription for newly issued ordinary shares of Cainiao Network for a cash consideration of US$803 million. Following the completion of the transaction, our equity interest in Cainiao Network increased from approximately 47% to approximately 51% and it became our consolidated subsidiary. We expect that Cainiao Network will help to enhance the overall logistics experience for consumers and merchants across our ecosystem, as well as to enable greater efficiencies and lower costs in the logistics sector in China.

International Expansion

       PT Tokopedia, or Tokopedia, a company that operates one of the leading e-commerce platforms in Indonesia. In September 2017, we completed a minority investment in existing and newly issued preferred shares of Tokopedia for a total cash consideration of US$441 million. In connection with the transaction, we also agreed to subscribe for up to US$500 million of additional preferred shares of Tokopedia at the then fair market value if so elected by Tokopedia during the 24-month period after the completion of the initial investment. The investment in Tokopedia further expands our presence in the Southeast Asia consumer market.

Others

       China United Network Communications Ltd., or China Unicom, a major telecommunications company in China that is listed on the Shanghai Stock Exchange. In October 2017, we completed a RMB4.3 billion (US$650 million) investment in newly issued ordinary shares of China Unicom, representing an approximately 2% equity interest in China Unicom. We expect that this investment can help us build an alliance relationship with China Unicom. By leveraging China Unicom's expertise in network operations and customer service, we believe that our alliance will help expand our cloud computing revenues across different industries in China.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2017

       Set forth below is a discussion of our unaudited statements of operations data for the six months ended September 30, 2016 and 2017. The discussion of our audited financial information for the three years ended March 31, 2017 and as of March 31, 2016 and 2017 is set forth in "Item 5. Operating and Financial Review and Prospects" in our 2017 Form 20-F.

Revenue

	Six months ended September 30,
	2016	2017
	RMB	RMB	US$	% Change
	(in millions, except percentages)
Core commerce:
China commerce retail	47,492	76,269	11,463	61%
China commerce wholesale	2,696	3,355	504	24%
International commerce retail	2,455	5,516	829	125%
International commerce wholesale	2,938	3,260	490	11%
Others	153	1,089	164	612%

Total core commerce	55,734	89,489	13,450	61%
Cloud computing	2,736	5,406	813	98%
Digital media and entertainment	6,743	8,879	1,335	32%
Innovation initiatives and others	1,233	1,532	230	24%

Total revenue	66,446	105,306	15,828	58%

       Total revenue increased by 58% from RMB66,446 million in the six months ended September 30, 2016 to RMB105,306 million (US$15,828 million) in the six months ended September 30, 2017. The increase was mainly driven by the robust revenue growth of our China commerce retail businesses, international commerce retail business and Alibaba Cloud.

Core commerce segment

  China commerce retail business

	Six months ended September 30,
	2016	2017
	RMB	RMB	US$	% Change
	(in millions, except percentages)
Revenue
China commerce retail business
Customer management	32,527	52,492	7,890	61%
Commission	13,790	18,937	2,846	37%
Others	1,175	4,840	727	312%

Total	47,492	76,269	11,463	61%

       Revenue from our China commerce retail business increased by 61% from RMB47,492 million in the six months ended September 30, 2016 to RMB76,269 million (US$11,463 million) in the six months ended September 30, 2017.

       Customer management revenue increased by 61% from RMB32,527 million in the six months ended September 30, 2016 to RMB52,492 million (US$7,890 million) in the six months ended September 30, 2017. The growth was largely driven by increases in the volume of clicks and to a lesser extent average unit price per click, reflecting continuous mobile user growth and our ability to deliver more relevant content to consumers through our enhancements in personalization technology. This resulted in higher average spending on our customer management services by an increasing number of merchants.

       Commission revenue increased by 37% from RMB13,790 million in the six months ended September 30, 2016 to RMB18,937 million (US$2,846 million) in the six months ended September 30, 2017, primarily due to strong growth in physical goods transactions on Tmall.

       Other revenue was RMB4,840 million (US$727 million) in the six months ended September 30, 2017, a significant increase compared to RMB1,175 million in the same period of 2016, primarily driven by our New Retail businesses, including the consolidation of Intime and contribution from Hema, our fresh grocery business.

  China commerce wholesale business

       Revenue from our China commerce wholesale business increased by 24% from RMB2,696 million in the six months ended September 30, 2016 to RMB3,355 million (US$504 million) in the six months ended September 30, 2017. The increase was due to an increase in average revenue from paying members on our 1688.com platform.

  International commerce retail business

       Revenue from our international commerce retail business increased by 125% from RMB2,455 million in the six months ended September 30, 2016 to RMB5,516 million (US$829 million) in the six months ended September 30, 2017. The increase was primarily due to the growth in revenue generated from Lazada and AliExpress, driven by robust GMV growth on these two marketplaces.

  International commerce wholesale business

       Revenue from our international commerce wholesale business increased by 11% from RMB2,938 million in the six months ended September 30, 2016, of which 66% was from membership fees and online marketing services and 34% was from value-added services, to RMB3,260 million (US$490 million) in the six months ended September 30, 2017, of which 65% was from membership fees and online marketing services and 35% was from value-added services. The increase in revenue was primarily due to an increase in online marketing revenue from China wholesale suppliers.

Cloud computing segment

       Revenue from our cloud computing business in the six months ended September 30, 2017 was RMB5,406 million (US$813 million), an increase of 98% compared to RMB2,736 million in the six months ended September 30, 2016, primarily driven by an increase in the number of paying customers to over one million and also an increase in their usage of and spending on our cloud computing services, including more complex offerings such as our content delivery network, database services, as well as data and security services.

Digital media and entertainment segment

       Revenue from our digital media and entertainment business in the six months ended September 30, 2017 was RMB8,879 million (US$1,335 million), an increase of 32% compared to RMB6,743 million in the six months ended September 30, 2016. The increase was primarily due to an increase in revenue from mobile value-added services provided by UCWeb, such as news feeds and mobile search, and an increase in subscription revenue from Youku Tudou.

Innovation initiatives and others segment

       Revenue from innovation initiatives and others in the six months ended September 30, 2017 was RMB1,532 million (US$230 million), an increase of 24% compared to RMB1,233 million in the six months ended September 30, 2016, primarily due to an increase in revenue from AliOS (formerly YunOS) and Autonavi. Starting from fiscal year 2018, we have reclassified Hema, previously reported under this segment, as revenue from China commerce retail because Hema has moved beyond the incubation stage.

Cost of Revenue

	Six months ended September 30,
	2016	2017
	RMB	RMB	US$	% Change
	(in millions, except percentages)
Cost of revenue	24,867	39,462	5,931	59%
Percentage of revenue	37%	37%
Share-based compensation expense included in cost of revenue	2,077	2,497	375	20%
Percentage of revenue	3%	2%
Cost of revenue excluding share-based compensation expense	22,790	36,965	5,556	62%
Percentage of revenue	34%	35%

       Our cost of revenue increased by 59% from RMB24,867 million in the six months ended September 30, 2016 to RMB39,462 million (US$5,931 million) in the six months ended September 30, 2017. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue would have increased from 34% in the six months ended September 30, 2016 to 35% in the six months ended September 30, 2017. The increase was primarily due to our investments in New Retail, globalization and improving user experience. These increased costs primarily reflected the consolidation of Intime, investments in Lazada and Hema, content acquisition costs of Youku Tudou and logistics costs related to Tmall Supermarket. As we continue to invest in New Retail, globalization, service initiatives and infrastructure, we expect our cost of revenue will increase in absolute dollar amounts and will likely increase as a percentage of revenue.

Product Development Expenses

	Six months ended September 30,
	2016	2017
	RMB	RMB	US$	% Change
	(in millions, except percentages)
Product of development expenses	8,122	9,779	1,470	20%
Percentage of revenue	12%	9%
Share-based compensation expense included in product development expenses	2,727	3,018	454	11%
Percentage of revenue	4%	3%
Product development expenses excluding share-based compensation expense	5,395	6,761	1,016	25%
Percentage of revenue	8%	6%

       Our product development expenses increased by 20% from RMB8,122 million in the six months ended September 30, 2016 to RMB9,779 million (US$1,470 million) in the six months ended September 30, 2017. The increase was largely due to an increase in payroll and benefits expenses including share-based compensation expense. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have decreased from 8% in the six months ended September 30, 2016 to 6% in the six months ended September 30, 2017 due to operating leverage. We expect our product development expenses will increase both in absolute amounts and as a percentage of revenue, as we increase our investments in technology, research and development.

Sales and Marketing Expenses

	Six months ended September 30,
	2016	2017
	RMB	RMB	US$	% Change
	(in millions, except percentages)
Sales and marketing expenses	7,492	11,116	1,671	48%
Percentage of revenue	11%	11%
Share-based compensation expense included in sales and marketing expenses	925	897	135	(3)%
Percentage of revenue	1%	1%
Sales and marketing expenses excluding share-based compensation expense	6,567	10,219	1,536	56%
Percentage of revenue	10%	10%

       Our sales and marketing expenses increased by 48% from RMB7,492 million in the six months ended September 30, 2016 to RMB11,116 million (US$1,671 million) in the six months ended September 30, 2017. The increase was due primarily to an increase in marketing and promotional spending mainly focused on new customer acquisitions and retention during the six months ended September 30, 2017. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have remained stable at 10% in both the six months ended September 30, 2016 and the six months ended September 30, 2017. We expect our sales and marketing expenses will increase in absolute amounts and may increase as a percentage of revenue as we continue to invest in marketing and promotion.

General and Administrative Expenses

	Six months ended September 30,
	2016	2017
	RMB	RMB	US$	% Change
	(in millions, except percentages)
General and administrative expenses	5,558	7,118	1,070	28%
Percentage of revenue	8%	7%
Share-based compensation expense included in general and administrative expenses	2,216	2,293	344	3%
Percentage of revenue	3%	2%
General and administrative expenses excluding share-based compensation expense	3,342	4,825	726	44%
Percentage of revenue	5%	5%

       Our general and administrative expenses increased by 28% from RMB5,558 million in the six months ended September 30, 2016 to RMB7,118 million (US$1,070 million) in the six months ended September 30, 2017. The increase was primarily due to an increase in payroll and benefits expenses including share-based compensation expense. Without the effect of share-based compensation expense, general and administrative expenses as a percentage of revenue in the six months ended September 30, 2017 would have remained stable at 5% in both the six months ended September 30, 2016 and the six months ended September 30, 2017.

Amortization of Intangible Assets

	Six months ended September 30,
	2016	2017
	RMB	RMB	US$	% Change
	(in millions, except percentages)
Amortization of intangible assets	2,548	3,734	561	47%
Percentage of revenue	4%	4%

       Amortization of intangible assets increased by 47% from RMB2,548 million in the six months ended September 30, 2016 to RMB3,734 million (US$561 million) in the six months ended September 30, 2017. This increase was due to an increase in intangible assets recognized in relation to our strategic acquisitions and investments. Because of our recent acquisition of a controlling stake in Cainiao Network, we expect that our amortization of intangible assets will increase in the future.

Income from Operations and Operating Margin

	Six months ended September 30,
	2016	2017
	RMB	RMB	US$	% Change
	(in millions, except percentages)
Income from operations	17,859	34,097	5,125	91%
Percentage of revenue	27%	32%
Share-based compensation expense included in income from operations	7,945	8,705	1,308	10%
Percentage of revenue	12%	8%
Income from operations excluding share-based compensation expense	25,804	42,802	6,433	66%
Percentage of revenue	39%	40%

       Our income from operations increased by 91% from RMB17,859 million, or 27% of revenue in the six months ended September 30, 2016 to RMB34,097 million (US$5,125 million), or 32% of revenue, in the six months ended September 30, 2017. Without the effect of share-based compensation expense, our operating margin would have increased from 39% in the six months ended September 30, 2016 to 40% in the six months ended September 30, 2017, primarily attributable to operating leverage, offset by our investments in New Retail, globalization, user base and user experience.

Adjusted EBITA and adjusted EBITA margin by segments

       Adjusted EBITA and adjusted EBITA margin by segments are set forth in the table below.

	Six months ended September 30,
	2016		2017
	RMB	% of Segment Revenue	RMB	US$	% of Segment Revenue	% Change
	(in millions, except percentages)
Core commerce	34,223	61%	53,384	8,024	60%	56%
Cloud computing	(215)	(8)%	(265)	(40)	(5)%	23%
Digital media and entertainment	(2,400)	(36)%	(3,497)	(526)	(39)%	46%
Innovation initiatives and others	(1,658)	(134)%	(1,130)	(170)	(74)%	(32)%

  Core commerce segment

       Adjusted EBITA increased by 56% to RMB53,384 million (US$8,024 million) in the six months ended September 30, 2017, compared to RMB34,223 million in the six months ended September 30, 2016. Adjusted EBITA margin decreased to 60% in the six months ended September 30, 2017 from 61% in the six months ended September 30, 2016, primarily due to our investments in New Retail businesses, including Intime and Hema, globalization, including Lazada, user base and user experience.

  Cloud computing segment

       Adjusted EBITA in the six months ended September 30, 2017 was a loss of RMB265 million (US$40 million), compared to a loss of RMB215 million in the six months ended September 30, 2016. Adjusted EBITA margin improved to negative 5% in the six months ended September 30, 2017 from negative 8% in the six months ended September 30, 2016, primarily due to robust revenue growth and economies of scale.

  Digital media and entertainment segment

       Adjusted EBITA in the six months ended September 30, 2017 was a loss of RMB3,497 million (US$526 million), compared to a loss of RMB2,400 million in the six months ended September 30, 2016. Adjusted EBITA margin decreased to negative 39% in the six months ended September 30, 2017 from negative 36% in the six months ended September 30, 2016, primarily due to an increase in content acquisition costs of Youku Tudou.

  Innovation initiatives and others segment

       Adjusted EBITA in the six months ended September 30, 2017 was a loss of RMB1,130 million (US$170 million), compared to a loss of RMB1,658 million in the six months ended September 30, 2016. Adjusted EBITA margin improved to negative 74% in the six months ended September 30, 2017 from negative 134% in the six months ended September 30, 2016, primarily due to an increase in revenue from new business initiatives.

Interest and Investment Income, Net

       Our net interest and investment income increased from RMB1,169 million in the six months ended September 30, 2016 to RMB4,907 million (US$738 million) in the six months ended September 30, 2017. The increase was primarily due to a gain of RMB2,096 million (US$315 million) arising from the partial disposal of our investment in Didi Chuxing and a gain of RMB1,861 million (US$280 million) arising from the revaluation of our previously held equity interest in Intime upon the acquisition of control in May 2017.

Interest Expense

       Our interest expense increased by 20% from RMB1,294 million in the six months ended September 30, 2016 to RMB1,547 million (US$233 million) in the six months ended September 30, 2017. The increase in interest expense was primarily due to an increase in average debt outstanding.

Other Income, Net

       Our other income, net increased by 38% from RMB2,631 million in the six months ended September 30, 2016 to RMB3,624 million (US$545 million) in the six months ended September 30, 2017. The increase was primarily due to an increase in income recognized in respect of royalty fees and software technology services fees from Ant Financial, which increased from RMB785 million in the six months ended September 30, 2016 to RMB3,961 million (US$595 million) in the six months ended September 30, 2017, partly offset by an increase in foreign exchange loss.

Income Tax Expenses

       Our income tax expenses increased by 79% from RMB4,113 million in the six months ended September 30, 2016 to RMB7,372 million (US$1,108 million) in the six months ended September 30, 2017. The increase in income tax expenses was primarily due to the increase in taxable income from our operations in China. Our effective tax rate decreased to 18% in the six months ended September 30, 2017 from 20% in the six months ended September 30, 2016, primarily due to the recognition of tax credits of RMB2.3 billion (US$346 million) as certain key subsidiaries were notified during the quarter ended September 30, 2017 of the renewal of their Key Software Enterprise status for calendar year 2016 by the relevant tax authorities.

Share of Results of Equity Investees

       Share of losses of equity investees in the six months ended September 30, 2017 was RMB2,270 million (US$342 million), an increase of 12% compared to RMB2,035 million in the six months ended September 30, 2016. Share of results of equity investee in the six months ended September 30, 2017 consisted of the following:

	Six months ended September 30,
	2016	2017
	RMB	RMB	US$
	(in millions)
Share of losses of equity investees:
Koubei	(248)	(760)	(114)
Cainiao Network	(447)	(518)	(78)
Others	(424)	(121)	(18)
Others	(916)	(871)	(132)

	(2,035)	(2,270)	(342)

       The increase in share of losses of equity investees in the six months ended September 30, 2017 compared to the six months ended September 30, 2016 was primarily due to an increase in our share of losses of Koubei and Cainiao Network, partially offset by a decrease in our share of losses of other equity investees.

Net Income

       As a result of the foregoing, our net income increased by 121% from RMB14,217 million from the six months ended September 30, 2016 to RMB31,439 million (US$4,725 million) in the six months ended September 30, 2017.

Liquidity and Capital Resources

       As of September 30, 2017, we had cash and cash equivalents and short-term investments of RMB148,746 million (US$22,357 million) and RMB11,109 million (US$1,670 million), respectively.

       The following table sets out a summary of our cash flows for the periods indicated.

	Six months ended September 30,
	2016	2017
	RMB	RMB	US$
	(in millions)
Net cash provided by operating activities	32,164	55,818	8,390
Net cash used in investing activities	(67,183)	(39,595)	(5,951)
Net cash provided by (used in) financing activities	31,142	(9,310)	(1,399)

       We believe that our current levels of cash and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the next twelve months. However, we may need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions, which may include investing in technology, our underlying technical infrastructure, including data management and analytics solutions, or related talent. If we determine that our cash requirements exceed our amounts of cash on hand or if we decide to further optimize our capital structure, we may seek to issue additional debt or equity securities or obtain credit facilities or other sources of funding.

Cash Provided by Operating Activities

       Cash provided by operating activities in the six months ended September 30, 2017 was RMB55,818 million (US$8,390 million) and primarily consisted of net income of RMB31,439 million (US$4,725 million), as adjusted for non-cash items of RMB19,267 million (US$2,896 million) and an increase in net change of operating assets and liabilities of RMB5,112 million (US$769 million). Non-cash items primarily represented share-based compensation expense of RMB8,705 million (US$1,308 million), amortization of intangible assets and licensed copyrights of video content of RMB6,279 million (US$944 million), depreciation and amortization of property and equipment and land use rights of RMB3,619 million (US$544 million), as well as revaluation and disposal gains of certain investments of RMB4,799 million (US$722 million).

Cash Used in Investing Activities

       Cash used in investing activities was RMB39,595 million (US$5,951 million) in the six months ended September 30, 2017 and was primarily attributable to RMB29,254 million (US$4,397 million) in the acquisition of available-for-sale, held-to-maturity securities and equity investments mainly held for strategic purposes, including Ele.me, Tokopedia and Didi Chuxing, and cash paid for business combinations, net of cash acquired, including Intime, RMB12,262 million (US$1,843 million) in the acquisition of equipment, intangible assets and construction in progress, net increase in short-term investments of RMB8,067 million (US$1,212 million), partially offset by proceeds from disposal of subsidiaries, equity investees, available-for-sale securities and held-to-maturity securities of RMB10,182 million (US$1,530 million).

Cash Used in Financing Activities

       Cash used in financing activities was RMB9,310 million (US$1,399 million) in the six months ended September 30, 2017, and was primarily attributable to the acquisition of additional shares of Lazada and other non-wholly owned subsidiaries, for RMB7,075 million (US$1,063 million), and net repayment of borrowings of RMB1,463 million (US$220 million).

Capital Expenditures

       In the six months ended September 30, 2017, our capital expenditures totaled RMB12,262 million (US$1,843 million) as compared to RMB6,838 million in the six months ended September 30, 2016. The increase in capital expenditures mainly represented our investment in technology that supports the growth of our cloud business as well as growth in our commerce platforms.

RECENT CHANGES TO CERTAIN EXECUTIVE OFFICERS

       In November 2017, we announced certain changes to our executive officers. Effective December 1, 2017, Jessie Junfang Zheng will serve as our Chief Risk Officer in addition to her existing position as Chief Platform Governance Officer, Yongfu Yu will lead our eWTP strategic investment committee, but he will step away from his executive officer role as chairman and chief executive officer of Alibaba Digital Media & Entertainment Group, and Zhenfei Liu will become president of Autonavi and will no longer serve in his executive officer role as Chief Risk Officer. In addition, we have named the following new executive officers effective December 1, 2017:

       Angel Ying ZHAO ( ) has been the head of Alibaba Globalization Leadership Group since July 2017. She has also served as vice president of Ant Financial Services since May 2013 and the chief operating officer of Ant Financial Services' international business since November 2016. She served as vice president of finance of Taobao, Tmall and Alimama from October 2009 to April 2013. Prior to that, she served as senior director of finance of Yahoo! China. Before joining our company in 2005, she was the finance director of Danaher Motion, a manufacturer of motion control products. She is a certified public accountant and a certified public valuer. Angel received an executive MBA degree from China Europe International Business School and a bachelor's degree in accounting from Tianjin University of Finance and Economics.

       Weidong YANG ( ) will serve as president of Alibaba Digital Media & Entertainment Group from December 2017. He has also served as the president of our Youku business group since October 2016. Prior to that, he headed the operations of the Youku business group and other digital media and entertainment businesses in various senior executive roles since joining our company in May 2016. Before joining our company, he was an executive officer of Youku Tudou, serving as president of Tudou.com from March 2013 to May 2016. Before joining Youku Tudou, he served as the chief executive officer of Max Times, a youth entertainment content and marketing company, from November 2011 to March 2013. From January 2009 to November 2011, he served as marketing activation director of Nokia Greater China, where he held various positions in advertising and marketing. He received a bachelor's degree in Chinese literature from Hohai University in Nanjing.

UPDATE ON LEGAL AND ADMINISTRATIVE PROCEEDINGS

Kering Partnership

       In August 2017, we announced a partnership with French luxury group Kering to cooperate in intellectual property rights protection. The two companies have established a joint task force to collaborate fully, exchange information, and work closely with law enforcement to take appropriate action against infringers of Kering's brands identified with our advanced technology capabilities. As part of the agreement, Kering dismissed its lawsuit against us and Alipay in the federal district court in New York.

 FORWARD LOOKING STATEMENTS

       This Exhibit contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates and projections about us, our industry and the regulatory environment in which we and companies integral to our ecosystem operate. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions.

       The global and PRC Internet, retail, wholesale, online and mobile commerce, cloud computing and data industries market may not grow at the rates projected by market data, or at all. The failure of these industries or markets to grow at the projected rates may have a material adverse effect on our business, financial condition and results of operations. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

       The forward-looking statements made in this Exhibit relate only to events or information as of the date on which the statements are made in this Exhibit. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this Exhibit completely in conjunction with our Annual Reports on Form 20-F and other documents filed with or furnished to the SEC and with the understanding that our actual future results may be materially different from what we expect.

QuickLinks

  Exhibit 99.1
SINGLES DAY 2017
CERTAIN FINANCIAL AND OPERATING DATA
RECENT INVESTMENT, ACQUISITION AND STRATEGIC ALLIANCE ACTIVITIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2017
RECENT CHANGES TO CERTAIN EXECUTIVE OFFICERS
UPDATE ON LEGAL AND ADMINISTRATIVE PROCEEDINGS
FORWARD LOOKING STATEMENTS